



Investor Presentation

UBS SMID Cap One-on-One Symposium

February 11, 2014

Forward-Looking Statements

Certain statements and information provided in this presentation are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements, which are not statements of historical facts. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us and do not include the impact of future acquisitions. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially. The forward-looking statements speak only as of the date of this presentation. Investors are cautioned not to rely unduly upon these forward-looking statements. The Company undertakes no obligation to update these forward-looking statements, except as required by law.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, general economic and business conditions, which will, among other things, affect demand for new residential and commercial construction; our ability to successfully identify, manage, and integrate acquisitions; the cyclical nature of, and changes in, the real estate and construction markets, including pricing changes by our competitors; governmental requirements and initiatives, including those related to mortgage lending or mortgage financing, funding for public or infrastructure construction, land usage, and environmental, health, and safety matters; disruptions, uncertainties or volatility in the credit markets that may limit our, our suppliers' and our customers' access to capital; our ability to successfully implement our operating strategy; weather conditions; our substantial indebtedness and the restrictions imposed on us by the terms of our indebtedness; our ability to maintain favorable relationships with third parties who supply us with equipment and essential supplies; our ability to retain key personnel and maintain satisfactory labor relations; and product liability, property damage, and other claims and insurance coverage issues.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see "Risk Factors" in our Form 10-K and our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. All written and oral forward-looking statements in this presentation are expressly qualified by these "Risk Factors."

US CONCRETE



Company Overview

U.S. Concrete Overview

Business Overview

- U.S. Concrete is one of the largest non-integrated concrete producers in the U.S.

    - National producer of ready-mixed concrete

- Headquartered in Euless, TX

- Trades on NASDAQ under ticker "USCR"

    - Market capitalization of $306.7 million[1]

    - Total Enterprise Value of $389.6 million[2]



Financial Overview

- LTM 9/30/13 Revenue: $598.7 million (89% ready-mixed; 3% aggregates)[3]

- LTM 9/30/13 Adjusted EBITDA: $45.2 million[4]



[1] Based on USCR stock price of $21.83 as of 2/5/14 and shares outstanding of 14.048 million as of 9/30/13
[2] Enterprise value is defined as market capitalization plus debt less cash and cash equivalents
[3] Excludes $16.3 million of internal aggregates sales that are eliminated in consolidation.
[4] Adjusted EBITDA is a non-GAAP financial measure, see page 25 for more information

US CONCRETE

Strong Positions in Attractive Markets



20 Ready-Mixed

9 Ready-Mixed

63 Ready-Mixed

4 Aggregates

6 Ready-Mixed
1 Recycled
Aggregates

NY

15 Ready-Mixed

3 Aggs.

PA

NJ

2 Ready-Mixed

DC

DE

READY-MIXED PLANTS

AGGREGATES FACILITIES

RECYCLED AGGREGATES

CORPORATE HEADQUARTERS

US CONCRETE

Growth Driven by Key Sectors

Energy	**Technology**	**Financial Services**	**Government**
			
			
Texas/Oklahoma	**Northern California**	**New York/New Jersey**	**Washington, D.C.**
			



Significant Quality Asset Base

Ready-Mixed Concrete

115 ready-mixed concrete plants

5.2 million cubic yards of concrete sold in LTM 9/30/13

930+ ready-mixed concrete trucks

Leading market position in four regions with attractive fundamentals





Aggregates

Aggregates' primary focus is supply of USCR ready-mixed operations

- 7 aggregate facilities and 1 aggregate recycle operation

- 3.6 million tons of aggregates produced in LTM 9/30/13

- Over 80 million tons of owned and leased reserves



US CONCRETE

Historical Performance

Volume ('000)



Average Selling Price



Revenue ($mm)



Adjusted EBITDA ($mm)



US CONCRETE

Ready-Mixed Top Line Drivers



Solid Capital Structure



($ millions)

Pro Forma as of September 30, 2013[1]				
8.5% Senior Secured Notes due December 1, 2018	$ 200.0		Cash	$ 122.1
$125mm ABL Revolver expiring October 2, 2018	0.0		Net Debt	82.9
Other Debt	5.0		Equity Value[2]	306.7
Total Debt	205.0		Enterprise Value	389.6

LTM Adjusted EBITDA	$ 45.2
Total Debt/LTM Adjusted EBITDA	4.5x
Net Debt/LTM Adjusted EBITDA	1.8x

[1] Pro forma for November 2013 issuance of $200 million 8.5% Senior Secured Notes due 2018
[2] Based on stock price of $21.83 as of 2/5/14

US CONCRETE



Industry Overview

Large, Fragmented Market

Ready-Mixed Concrete Market Size

 

Annual Revenue	$30.0 B
Ready-Mixed Concrete Producers	2,000
Ready-Mixed Concrete Plants	5,500

Increasing vertical integration among cement, aggregates and concrete producers

Source: National Ready-Mixed Concrete Association

US CONCRETE

Focused on Key End Use Markets

- Commercial and industrial sectors generate higher margins
- Streets and highways often self-performed by construction companies

Total U.S. Market



Commercial & Industrial 15%

Residential 20%

Street, Highway, & Other Public Works 65%

Source: 3Q13 McGraw-Hill Construction Data

U.S. Concrete



Street, Highway, & Other Public Works 22%

Commercial & Industrial 59%

Residential 19%

Source: U.S. Concrete LTM 9/30/13 data

US CONCRETE

Evidence of Strength in our Regional Markets

Housing starts in U.S. Concrete served regional markets
2-Year Compound Annual Growth Rate, 2011-2013



Source: United States Census Bureau – Building Permits Survey

US CONCRETE

U.S. Concrete's Regional Markets Leveraged to Favorable Growth Prospects



Source: Company estimates of ready-mixed concrete demand using market population data from Woods & Poole.



Company Strategy and Focus

U.S. Concrete's Focus Today to Continue to Improve Performance

 Pursue strategic development opportunities

 Focus on ready-mixed concrete and aggregates

 Evaluate assets, business units and opportunities

 Continue to aggressively manage cost structure

Acquisition Strategy and Historical Acquisitions

- ## Acquisition Strategy

  - Continue to expand within and concentrically around our existing regional markets through bolt-ons and vertical integration

  - Focus on ready-mixed in all regions and aggregates, particularly in Northern California and Dallas / Forth Worth

  - Also considering selected larger-scale opportunities in new geographies

- ## Recent Transactions

  - Bodin Concrete (July 2013)

  - Bode Concrete (Oct 2012)

  - Colorado River Concrete (Sept 2012)

  - Granite/Scara Mix (July 2012)

US CONCRETE

Acquisition Activity


SUSSEX
BERGEN
Paterson
Yonkers
PASSAIC
WARREN
MORRIS
ESSEX
Newark
Jersey City
New York
UNION
Elizabeth
Scara Mix
RICHMOND
NEW JERSEY

Granite/Scara Mix: Staten Island, NY

- Lease Agreement (July 2012)
- Single Facility – One Plant
- Volume – 80K cyds/year
- 16 Mixer Trucks

Colorado River Concrete: West Texas

- Asset Deal (closed Sept 2012)
- Four Facilities – Four Plants
- Volume – 80K cyds/year
- 16 Mixer Trucks


CRC Plants
Plano
Carrollton
Irving
Dallas

US CONCRETE

Acquisition Activity (contd.)



Bode Concrete
Concord
Richmond
Berkeley
Oakland
San Francisco
Daly City
Hayward
Fremont
CONTRA COSTA
ALAMEDA

Bode Companies: San Francisco, CA

- Stock Deal (closed Oct 2012)
- Single Facility – Three Plants
- Volume - 260K cyds/year
- 41 Mixer Trucks

Bodin Concrete: Dallas,TX

- Asset Deal (closed July 2013)
- Acquired out of bankruptcy
- Three Facilities – Three Plants
- Volume – 100K cyds/year



Bodin Plants
Carrollton
Irving
Dallas
Fort Worth
Arlington
Grand Prair

US CONCRETE

USCR Competitive Advantage



National Support	Selected Regional Franchises	Local Presence	Success
- Strong Leadership - Operating excellence - Group-wide sourcing - Central IT & support - Focused R&D	- Healthy regional economies - Vertically integrated synergies - Best practice execution - Concentrated Purchasing Power	- Deep market knowledge - Fast & flexible delivery - Customer relationships - High end product offering	- Superior returns - Excellent reputation - Supplier of choice - Accelerated growth potential

Large company resources – local company entrepreneurship

US CONCRETE

Sustainability Leadership



- Leader in low CO_2 concrete



- Charter member of Carbon Leadership Forum



- First ready-mix company in North America to adopt and receive verified Environmental Product Declarations (EPDs) for its concrete mixes



- Pledged to Architecture 2030



- Employ extensive sustainable operational practices across the enterprise

US CONCRETE

Benefits of Our Sustainable Strategy

Increase product demand		▪ Sustainable demand to grow at a higher rate
Increase revenue and profit per yard		▪ Higher priced value-added products drive margins
Reduce raw material cost per yard		▪ Lower cost of cement alternatives
Differentiate USCR from competition		▪ Cement companies remain focused on core cement
Create competitive advantage		▪ First mover offering solution to owners

US CONCRETE

Investment Highlights

1. Favorable exposure to commercial projects with higher margins and barriers to entry

2. High quality asset base in attractive markets

3. Well positioned to benefit from rebound in construction market

4. Long-term diversified customer base

5. Focus on sustainable leadership and strategy

6. Strong financial performance and conservative balance sheet

7. Experienced management team

US CONCRETE

Disclosure of Non-GAAP Financial Measures

U.S. CONCRETE, INC.
ADDITIONAL STATISTICS
(In thousands, unless otherwise noted; unaudited)

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, our management believes that certain non-GAAP performance measures and ratios, which our management uses in managing our business, may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. See the following table for presentations of our adjusted EBITDA and adjusted EBITDA margin for the years 2011 and 2012 and the six months ended June 30, 2012 and 2013.

We define adjusted EBITDA as our net income (loss) from continuing operations plus the provision (benefit) for income taxes, net interest expense, depreciation, depletion and amortization, reorganization costs, noncash impairments, derivative (income) loss, expenses related to the departure of our former CEO, expenses related to the relocation of our corporate headquarters, gain (loss) on extinguishment of debt and non-cash stock compensation expense. We define adjusted EBITDA margin as the amount determined by dividing adjusted EBITDA by total revenue. We have included adjusted EBITDA and adjusted EBITDA margin in the accompanying tables because they are often used by investors for valuation and for comparing our financial performance with the performance of other building material companies. We also use adjusted EBITDA to monitor and compare the financial performance of our operations. Adjusted EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures. In addition, our presentation of adjusted EBITDA may not be comparable to similarly titled measures other companies report.

Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP.

Reconciliation of Non-GAAP Financial Measures

(in thousands, except per share amounts)	Year Ended December 31,		Nine Months Ended September 30,	
	2011	2012	2012	2013
Adjusted EBITDA[1] reconciliation:				
Net Loss from Continuing Operations	$ (10,150)	$ (25,749)	$ (14,157)	$ (13,233)
Income tax (benefit) expense	(779)	(3,760)	(178)	1,691
Interest expense, net	11,057	11,344	8,616	7,837
Derivative loss (income)	(13,422)	19,725	6,544	25,829
Depreciation, depletion and amortization	18,586	15,676	11,070	14,177
Loss (gain) on extinguishment of debt	-	2,630	2,630	(2,631)
Expenses related to the departure of former President and CEO	2,081	-	-	-
Expenses related to corporate headquarters' relocation	-	2,482	2,326	512
Officer severance	-	275	-	245
Non-cash stock compensation expense	2,065	2,512	2,271	4,722
Adjusted EBITDA	$ 9,438	$ 25,135	$ 19,122	$ 39,149
Adjusted EBITDA margin	2.1%	4.7%	4.8%	8.4%

[1] Adjusted EBITDA is defined as income (loss) from continuing operations, plus income tax provision (benefit), interest expense, net depreciation, depletion and amortization, non-cash stock compensation expense, officer severance, derivative (income) loss related to our Convertible Notes and Warrants, loss on early extinguishment of debt, expense related to our corporate headquarters relocation and expense related to the departure of our former President and CEO and hiring of our new President and CEO

US CONCRETE





Investor Presentation

UBS SMID Cap One-on-One Symposium

February 11, 2014